AB 2/22

08026123

SEC Mail Processing Section

FEB 21 2008

Washington, DC 104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. H. Darbie & Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wall St 6 floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr Robert Rabinowitz 212-269 7271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alan Ritter
(Name – *if individual, state last, first, middle name*)

25 Smith St Suite 405 (Address) Nanuet (City) NY (State) 10954 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Robert Rabinowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JH Darbie & Co., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2-20-08

Notary Public

JOSEPH GOLDSTEIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GO6133940
Qualified in Kings County
My Commission Expires September 19, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.H. DARBIE & CO., INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2007

J.H. DARBIE & CO., INC.

DECEMBER 31, 2007

INDEX

ALAN RITTER

CERTIFIED PUBLIC ACCOUNTANT

25 Smith Street - Suite 405 - New York, NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
J.H. Darbie & Co., Inc.

We have audited the accompanying statement of financial condition of J.H. Darbie & Co., Inc. as of December 31, 2007 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.H. Darbie & Co., Inc. at December 31, 2007 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alan Ritter CPA

Alan Ritter
Certified Public Accountant
Nanuet, New York
February 11, 2008

J.H. DARBIE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS		
Cash	$	130,814
Receivable from clearing broker		231,367
Other receivables		0
Other assets		23,375
TOTAL ASSETS	$	385,556
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses & accounts payable		199,723
Total Liabilities		199,723
Commitments and contingent liabilities (Note 3)		
Stockholders' equity		
Common stock, without par value, 200 shares, issued and outstanding 200 shares		200
Additional paid-in capital		692,048
Retained earnings		(506,415)
Total Stockholders' Equity		185,833
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	385,556

The accompanying notes are an integral part of these financial statements.

J.H. DARBIE & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues				
Commissions	$	2,059,748		
Other income		1,075,976		
Total Revenues			$	3,135,724
Expenses				
Employee compensation and benefits	$	1,356,325		
Travel & Transportation		57,739		
Commissions		533,566		
Advertising		49,603		
Clearing charges		200,220		
Communications		50,185		
Insurance		100,608		
Occupancy and facility cost		102,230		
Office expense		31,831		
Payroll & other tax expense		101,588		
Regulatory fees		28,614		
Professional fees		44,078		
Computer expense		7,513		
Consulting		45,445		
Employee Benefits		44,000		
Other expenses		105,515		
Total Expenses				2,859,060
Net income				276,664
Retained earnings-beginning				(158,078)
Less: Distributions				(625,000)
Retained earnings ending			$	(506,414)

The accompanying notes are an integral part of these financial statements.

J.H. DARBIE & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Totals
Balances at January 1, 2005	200	$ 200	$ 197,048	$ 329,302	$ 526,550
Net income Year 2005	-	-	0	125,862	125,862
	200	200	197,048	455,164	652,412
Add Paid in Capital			495,000	-	495,000
Less Distributions	-	-	-	(750,000)	(750,000)
Balances at December 31, 2005	200	$ 200	$ 692,048	$ (294,836)	$ 397,412
Net income Year 2006	-	-	0	286,758	286,758
Less Distributions				(150,000)	(150,000)
Balances at December 31, 2006	200	$ 200	$ 692,048	$ (158,078)	$ 534,170
Net income Year 2007	-	-	0	276,664	276,664
Less Distributions				(625,000)	(625,000)
Balances at December 31, 2007	200	$ 200	$ 692,048	$ (506,414)	$ 185,834

The accompanying notes are an integral part of these financial statements.

J.H. DARBIE & CO., INC.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2007

Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	276,664
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from clearing broker		(43,007)
(Decrease) in other assets		7,800
Increase in accounts payable and accrued expenses		14,150
Total adjustments		(21,057)
NET CASH USED BY OPERATING ACTIVITIES		0
Add: Additional Paid in Capital		0
Less: Distributions		(625,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(369,393)
CASH AND CASH EQUIVALENTS		
Beginning of year		500,208
End of year	$	130,815

The accompanying notes are an integral part of these financial statements.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

J.H. Darbie & Co., Inc. (an S Corporation) was incorporated in the State of New York on June 3, 1997. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Company conducts a general securities business by introducing transactions on a fully disclosed basis to a clearing member broker/dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer,

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits.

Cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risks by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis. Commission revenues are also recorded on a settlement date basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results differ from those estimates.

NOTE 3- COMMITMENTS

Leases

obligation for:

2008	153,094
2009	153,094
2010	153,094
2011	153,094
2012	153,094

NOTE 4- PROVISION FOR STATE AND LOCAL TAXES:

The Company elected "S Corporation" status with the Internal Revenue Service commencing in 1997. The stockholders include the "S Corporation" income or loss on their individual tax returns and accordingly, no income taxes or benefits are provided in the financial statements during the period of "S Corporation" status.

NOTE 5- NET CAPITAL REQUIREMENTS:

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15-1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 the Company's net capital was $162,459 which was $157,459 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.23 to 1.

NOTE 6- EXEMPTION FROM RULE 15c3-3:

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

SUPPLEMENTARY INFORMATION

J.H. DARBIE & CO., INC.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL:		
Stockholders' equity		$ 185,834
Less non-allowable assets and deductions:		
Receivable from clearing broker	0	
Other receivables	0	
Other assets	$ 23,375	
		23,375
Less: Haircuts on trading and investment securities		0
NET CAPITAL		$ 162,459
AGGREGATE INDEBTEDNESS, total liabilities		$ 199,723
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 13,314
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL ($162,459 - $13,314)		$ 149,145
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 199,723	
NET CAPITAL	$ 162,459	122.94%

J.H. DARBIE & CO., INC.

SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	162,459
Audit adjustments:		0
		0
NET CAPITAL, per audit	$	162,459

There were no differences between the Audited net capital computation and the Broker dealer's corresponding net capital computation as reported on Part IIA focus report.

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

ALAN RITTER
CERTIFIED PUBLIC ACCOUNTANT
25 Smith Street - Suite 405 - New York, NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

To the Stockholders of
J.H. Darbie & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements of J.H. Darbie & Co., Inc. (the Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedure for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determinating compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alan Ritter CPA

Alan Ritter
Certified Public Accountant
Nanuet, New York
February 11, 2008

END